Exhibit 99.25

News Release

NORBORD REPORTS THIRD QUARTER 2015 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated. Results reflect combined company performance following completion of merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015 and all prior period comparatives have been restated.

Q3 2015 HIGHLIGHTS

•	Adjusted EBITDA of $30 million versus $19 million in both Q2 2015 and Q3 2014

•	Margin improvement program delivered gains of $34 million year-to-date

•	Captured merger synergies of $5 million ($20 million annualized) year-to-date

•	Record quarterly production at three mills

•	Declared quarterly dividend of CAD $0.10 per share

TORONTO, ON (October 30, 2015) – Norbord Inc. (TSX: NBD) today reported Adjusted EBITDA of $30 million in the third quarter of 2015 compared to $19 million in both the second quarter of 2015 and third quarter of 2014. The increase versus the two comparative periods is primarily due to higher shipment volumes and a number of cost improvements. North American operations generated Adjusted EBITDA of $22 million in the quarter compared to $11 million in both the prior quarter and the same quarter last year. European operations delivered Adjusted EBITDA of $11 million in the quarter versus $10 million in the prior quarter and $11 million in the same quarter last year.

“Our improved financial results reflect the excellent operational performance of our North American and European mills,” said Peter Wijnbergen, Norbord’s President and CEO. “Our continued focus on controllables has generated $24 million more EBITDA year-to-date from increased productivity and lower raw materials usage. These improvements are positively impacting our manufacturing costs along with lower resin prices and the weaker Canadian dollar. North American housing demand continues to grow and sales to our home construction, home improvement and industrial customers are all increasing. While the recent increase in North American OSB prices is not yet visible in our financial results due to the lag effect of maintaining an order file, we will see this benefit in the fourth quarter.”

“In Europe, our panel business delivered another solid quarter. Sales volumes in our key UK and German markets continue to improve and are offsetting the impact of lower OSB prices and the weaker Euro. Encouragingly, we believe we have finally seen a bottom in the downward OSB price trend on the Continent.”

“Finally, we have made steady progress on our integration efforts following our merger with Ainsworth six months ago. To date, we have captured $20 million of our $45 million annualized synergies target, with further operational and sales/logistics benefits to come by year-end.”

Norbord recorded an adjusted loss of $4 million or $0.05 per share (basic and diluted) in the third quarter of 2015 compared to an adjusted loss of $12 million or $0.14 per share (basic and diluted) in the prior quarter and $11 million or $0.13 per share (basic and diluted) in the third quarter of 2014. Adjusted losses exclude non-recurring items and use a normalized income tax rate:

$ millions	Q3-2015	Q2-2015	Q3-2014
Reported loss	(9)	(23)	(29)
Adjust for:
Ainsworth merger transaction costs	—	1	1
Costs to achieve Ainsworth merger synergies	—	3	—
Costs on early extinguishment of Ainsworth Notes	—	25	—
Revaluation loss on Ainsworth Notes	—	—	28
Reported income tax expense (recovery)	3	(22)	(15)
Income tax recovery at statutory rate	2	4	4

Adjusted loss	(4)	(12)	(11)

Market Conditions

In North America, September year-to-date US housing starts were up 12% versus the same period in 2014 and the current seasonally-adjusted annualized rate is 1.21 million. Single family starts, which use approximately three times more OSB than multi-family, increased by 11%. Permits were 13% higher year-to-date. The consensus forecast from US housing economists is approximately 1.1 million starts for 2015, which would be a 10% improvement over last year.

After bottoming in early August, North American benchmark OSB prices increased steadily during the remainder of the quarter as US new home construction activity and OSB demand continued to improve. The North Central benchmark OSB price averaged $204 per thousand square feet (Msf) (7/16-inch basis) for the quarter, compared to $193 per Msf in the previous quarter and $216 per Msf in the same quarter last year. In the South East region, where approximately 35% of Norbord’s North American OSB capacity is located, benchmark prices were largely unchanged, averaging $176 per Msf compared to $174 per Msf in the prior quarter and $177 per Msf in the same quarter last year. The Western Canada benchmark averaged $158 per Msf for the quarter, compared to $152 per Msf in the previous quarter and $187 per Msf in the same quarter last year.

In Europe, panel demand continues to grow, reflecting improving housing markets and OSB substitution in the Company’s core geographies, particularly the UK and Germany. OSB prices remained under pressure year-over-year as eastern European supply was redirected toward the west due to the ongoing Ukraine conflict, but were flat quarter-over-quarter for the first time in 12 months. Particleboard prices remained steady, while medium density fibreboard (MDF) prices were down slightly. As a result, third quarter average panel prices were in line with the prior quarter and 10% lower than the same quarter last year.

Performance

North American OSB shipments increased 2% quarter-over-quarter and year-to-date and 3% year-over-year, primarily due to increased mill productivity and fewer maintenance shuts.

Norbord’s operating North American OSB mills produced at approximately 90% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Val-d’Or, Quebec), unchanged from the prior quarter and up from 85% in the same quarter last year. Mill productivity improved year-over-year with capacity utilization impacted by the timing of maintenance shuts. Two mills achieved quarterly production records.

Norbord’s North American OSB cash production costs per unit decreased by 4% compared to the prior quarter, 14% versus the same quarter last year and 9% year-to-date. Unit costs declined due to improved productivity, lower raw material use and resin prices, fewer maintenance shuts and the weaker Canadian dollar.

In Europe, Norbord’s shipments increased 3% versus the prior quarter, 5% versus the same quarter last year and 4% year-to-date. One mill achieved a quarterly production record and the European operations produced at approximately 100% of stated capacity, unchanged from both the prior quarter and the same quarter last year (90% based on restated capacity disclosed at year-end 2014).

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $34 million year-to-date primarily from improved productivity and lower raw material use. MIP gains are measured relative to the prior year at constant prices and exchange rates.

Capital investments totaled $43 million year-to-date, down from $88 million in 2014 due to the larger scope of capital projects undertaken last year. Norbord’s 2015 planned capital expenditures remain targeted at $70 million and include further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy.

Operating working capital was $145 million at quarter-end compared to $151 million in the prior quarter and $121 million at the end of the same quarter last year with changes primarily driven by the timing of both payments and maintenance shuts.

At quarter-end, Norbord had unutilized liquidity of $323 million, consisting of $2 million in cash and $321 million in unused credit lines. At quarter-end, $44 million was drawn under the accounts receivable securitization program. The Company’s tangible net worth was $722 million and net debt to capitalization on a book basis was 51%. Both ratios remain well within bank covenants.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on December 21, 2015 to shareholders of record on December 1, 2015.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Normal Course Issuer Bid

Norbord also announced today that the Toronto Stock Exchange (TSX) has accepted its notice of intention to conduct a normal course issuer bid in accordance with TSX rules. Under the bid, Norbord may purchase up to 4,270,085 of its common shares, representing 5% of the Company’s issued and outstanding common shares of 85,401,715 as of October 20, 2015, pursuant to TSX rules.

Purchases under the bid may commence on November 3, 2015, and will terminate on the earlier of November 2, 2016, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX or the date of notice by Norbord of termination of the bid. Purchases will be made on the open market by Norbord through the facilities of the TSX or alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable Canadian securities laws. The price that Norbord will pay for any such common shares will be the market price of such shares at the time of acquisition. Common shares purchased under the bid will be cancelled. Norbord’s average daily trading volume on the TSX during the last six calendar months was 198,359 common shares. Daily purchases of common shares will not exceed 49,589 subject to the Company’s ability to make “block” purchases under the rules of the TSX. Norbord did not acquire any common shares in the past 12 months.

Norbord believes that the market price of its common shares at certain times may be attractive and that the purchase of these common shares from time to time would be an appropriate use of Norbord’s funds in light of potential benefits to remaining shareholders.

From time to time, when Norbord does not possess material non-public information about itself or its securities, it may enter into an automatic purchase plan with its broker to allow for the purchase of common shares at times when Norbord ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Norbord’s broker will be adopted in accordance with applicable Canadian securities laws.

Additional Information

Norbord’s Q3 2015 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com) and are available in the investor section of the Company’s website at www.norbord.com. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Friday, October 30, 2015 at 11:00 a.m. ET. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until November 29, 2015 by dialing 1-888-203-1112 or 647-436-0148. The passcode is 851175. Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined in applicable legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable laws, Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2015 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2014 Management’s Discussion and Analysis dated January 27, 2015 and Q3 2015 Management’s Discussion and Analysis dated October 29, 2015.

Norbord defines Adjusted EBITDA as earnings (loss) before finance costs, income taxes, depreciation and other unusual or non-recurring items, and adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Adjusted EBITDA and adjusted earnings (loss) are non-International Financial Reporting Standards (IFRS) financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s Q3 2015 Management’s Discussion and Analysis dated October 29, 2015 for a quantitative reconciliation of Adjusted EBITDA and adjusted earnings (loss) to earnings (the most directly comparable IFRS measure).